703.960.4600 • vsecorp.com
6348 Walker Lane • Alexandria, VA 22310 • United States

August 27, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:     Daniel Morris

Re:	VSE Corporation
Registration Statement on Form S-3 (Registration No. 333-248139)

Ladies and Gentlemen:

On behalf of VSE Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 (File No. 333-248139) of the Company be accelerated to 4:00 p.m. Eastern Time on August 31, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Joel T. May of such effectiveness by a telephone call to (404) 581-8967.

Please contact Joel T. May at Jones Day at (404) 581-8967 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

VSE CORPORATION

By:	/s/ John A. Cuomo
	Name:	John A. Cuomo
	Title:	Chief Executive Officer and President

cc: Joel T. May, Esq.

RAISE THE BAR